# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tavia Acquisition Corp., CIK 0002020385
CUSIP: G86880104
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 850 Library Avenue, Suite 204, Newark, Delaware (DE), 19711
Date of event which requires filing of this statement: 09/29/2026
Filed by CIK 0001838658
Persons authorized to receive notices and communications: Andrew A. Wiederhorn, Fog Cutter Holdings, LLC, 9606 Santa Monica Blvd., Suite 200, Beverly Hills, California (CA), 90210, (310) 818-3063

## Reporting persons
- Fog Cutter Holdings, LLC (CIK 0001838658): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,243,333; shared voting power 0; sole dispositive power 2,243,333; shared dispositive power 0; aggregate amount beneficially owned 2,243,333 (25.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Tavia Acquisition Corp.
Address of issuer's principal executive offices: 850 Library Avenue, Suite 204, Newark, Delaware (DE), 19711

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Fog Cutter Holdings, LLC (the "Reporting Person").
Residence or business address: The principal business address for the Reporting Person is 9606 Santa Monica Blvd., Suite 200, Beverly Hills, CA 90210.
Present principal occupation or employment: The principal business of the Reporting Person is to act as the Issuer's sponsor.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the Ordinary Shares currently beneficially owned by the Reporting Person was $250,000 plus the assumption of certain liabilities of the Issuer and the prior sponsor, as set forth in the Purchase Agreement described below. The source of these funds is from affiliates of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 29, 2026, the Issuer entered into a Purchase and Sponsor Handover Agreement (the "Purchase Agreement") with the Reporting Person and Tavia Sponsor Pte. Ltd., a Singapore company (the "Sponsor"), pursuant to which the Reporting Person agreed to purchase from the Sponsor an aggregate of (i) 2,243,333 Ordinary Shares and (ii) 249,107 private units of the Issuer, with each private unit consisting of one ordinary share and one right entitling the holder thereof to receive one-tenth of one ordinary share upon the completion of an initial business combination (collectively, the "Transferred Interests"), and further agreed to assume certain responsibilities of the Sponsor with respect to the Issuer, as a result of which the Reporting Person would become the sponsor of the Issuer (the "Transaction"). The Purchase Agreement also contains customary representations, warranties and indemnities of the parties.

The closing of the Transaction occurred on October 1, 2026 (the "Closing Date"). After giving effect to the sale and purchase of the Transferred Interests under the Purchase Agreement, the Sponsor retained 1,500,000 Ordinary Shares of the Issuer and no private units.

In connection with the Transaction, the following changes occurred in the management of the Issuer:

o Kanat Mynzhanov and Askar Mametov resigned from their positions as officers of the Issuer, and Askar Mametov resigned from the Board of Directors of the Issuer.

o Andrew Wiederhorn was appointed to the Board of Directors of the Issuer and was named Chairman of the Board. Andrew Wiederhorn was appointed the Chief Executive Officer of the Issuer, and Kenneth Kuick was appointed the Chief Financial Officer of the Issuer.

Pursuant to the Purchase Agreement, the Reporting Person also joined and assumed the obligations of the Sponsor under the Registration Rights Agreement, dated as of December 3, 2024, and the letter agreement, dated as of December 3, 2024, among the Issuer, the Sponsor and the Issuer's initial shareholders, officers and directors (other than the obligations under Sections 7 and 8 thereof, which the Reporting Person did not assume). In connection with the extension of the deadline by which the Issuer must complete its initial business combination, from and including the contribution due for the month of October 2026, the Reporting Person assumed responsibility for funding the monthly contributions to the Issuer's trust account for operating expenses.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 1 hereto and incorporated herein by this reference.

The Reporting Person acquired the Ordinary Shares reported herein for investment purposes. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Person and the number of shares as to which the Reporting Person has sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page to this Schedule 13D and are incorporated herein by reference.

Calculation of the percentage of Ordinary Shares beneficially owned is based on 8,753,608 Ordinary Shares outstanding as of August 12, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with Securities and Exchange Commission on August 12, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) above is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in the Ordinary Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 above is incorporated herein by this reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Purchase and Sponsor Handover Agreement, dated September 29, 2026, by and among the Issuer, Tavia Sponsor Pte. Ltd., and Fog Cutter Holdings, LLC.

Exhibit 2 Registration Rights Agreement, dated December 3, 2024, among the Issuer and certain of its security holders (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed on December 6, 2024).

Exhibit 3 Letter Agreement, dated December 3, 2024, by and among the Issuer, Tavia Sponsor Pte. Ltd., certain of its security holders and each officer and director of the Issuer (incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K filed on December 6, 2024).

## Signatures
- Fog Cutter Holdings, LLC: /s/ Andrew A. Wiederhorn, Andrew A. Wiederhorn (10/06/2026)